FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:
Form 20-F                Form 40-F     X

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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New Found Reports Several High-grade Intercepts From Keats North Including 117 g/t Au Over 2.00m, 36.5 g/t Au Over 2.15m & 20.8 g/t Au Over 2.00m

VANCOUVER, British Columbia--(BUSINESS WIRE)--December 5, 2022--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from thirty-six diamond drill holes that were completed as part of an ongoing systematic drill program exploring a highly prospective segment of the Appleton Fault Zone (“AFZ”) immediately north of the Keats Zone. New Found’s 100%-owned Queensway project comprises a 1,650km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Keats North Highlights:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-700	165.90	171.15	5.25	7.63	Keats N
Including	168.95	170.55	1.60	18.82
NFGC-22-728	249.20	251.20	2.00	116.93	Keats N
Including	250.15	250.80	0.65	358.07
NFGC-22-754	118.00	122.25	4.25	5.68	Keats N
Including	118.00	118.80	0.80	14.30
Including	121.50	122.25	0.75	11.65
NFGC-22-762	52.50	54.65	2.15	36.49	Keats N
Including	53.35	54.00	0.65	115.00
NFGC-22-796	230.95	235.10	4.15	7.41	Keats N
Including	230.95	231.45	0.50	35.90
Including	234.50	235.10	0.60	10.20
And	240.40	242.65	2.25	17.06
Including	240.40	241.40	1.00	38.10
NFGC-22-825	120.00	122.00	2.00	20.82	Keats N
Including	120.00	121.00	1.00	41.33
And	140.00	142.00	2.00	4.07
And	198.30	200.85	2.55	11.55
And Including	199.90	200.85	0.95	30.91

Table 1: Keats North Drilling Highlights

1Note that the host structures are interpreted to be steepling dipping and true widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

  The Keats North prospect consists of a complex network of brittle fault zones that host a number of high-grade gold-bearing veins that have been defined over an area 150m wide by 630m strike. Exploration to date has successfully extended the gold mineralization to depths of 200m and has identified several domains of high-grade gold that often occur at structural intersections within this fault system (Figure 1).
  Several holes into the Keats North prospect contained significant intervals including 117 g/t Au over 2.00m in NFGC-22-728, 36.5 g/t Au over 2.15m in NFGC-22-762, 20.8 g/t Au over 2.00m in NFGC-22-825, and 17.1 g/t Au over 2.25m in NFGC-22-796. These significant intervals along with many others occur largely within and around the Umbra, Penumbra, and Enigma structures, however, others fall outside into new structural splays; these zones remain open (Figure 1).
  Follow-up drilling has commenced targeting these domains of high-grade to better define their geometries to inform future drilling campaigns focused on expansion. This first pass of drilling across the Keats North prospect has been successful at identifying a new gold system with proven high-grade potential and has provided important geological information for detailed geological modeling which has been used to design the follow-up program.

Melissa Render, VP of Exploration for New Found stated: “As drilling progresses at Keats North, new domains of high-grade have been encountered in various locations throughout this stretch along the AFZ (Figure 3). The structure in this region is complex but with additional drilling and new data points, the interpretation is evolving, and several high-grade targets have been identified for prompt follow-up. Both high- and low-grade results are mapping out a substantial domain of gold mineralization that we are keen to pursue. Given its proximity to the Keats-Baseline Fault and the connection via structure to the Keats Main Zone, we are very encouraged by the results reported to date and look forward to what the targeted follow-up programs have to bring.”

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-546	66.00	68.00	2.00	1.66	Keats N
And	212.00	214.50	2.50	1.01
NFGC-22-559	71.75	74.00	2.25	1.69	Keats N
And	78.00	82.90	4.90	1.14
And[2]	131.95	134.00	2.05	13.22
Including[2]	133.00	134.00	1.00	24.7
And[2]	148.00	150.70	2.70	10.65
Including[2]	148.00	149.70	1.70	14.92
And[2]	157.40	161.80	4.40	1.28
NFGC-22-565	60.65	63.00	2.35	3.19	Keats N
NFGC-22-577[2]	34.20	36.80	2.60	12.88	Keats N
Including[2]	36.15	36.80	0.65	48.9
And	73.10	79.00	5.90	1.09
And	125.50	127.75	2.25	1.35
NFGC-22-579	109.00	111.00	2.00	1.41	Keats N
And	118.05	120.65	2.60	1.44
NFGC-22-596	No Significant Values				Keats N
NFGC-22-602	67.90	69.90	2.00	2.07	Keats N
And[2]	182.30	184.50	2.20	5.29
Including[2]	183.00	184.00	1.00	10.55
NFGC-22-612	20.30	22.70	2.40	1.53	Keats N
NFGC-22-613	No Significant Values				Keats N
NFGC-22-613A	137.55	140.00	2.45	3.46	Keats N
NFGC-22-615	97.65	99.75	2.10	1.15	Keats N
And	120.20	123.00	2.80	1.03
And	135.55	140.00	4.45	1.07
NFGC-22-625[2]	33.00	35.00	2.00	4.17	Keats N
Including[2]	33.80	34.50	0.70	11.85
And	48.70	52.50	3.80	5.73
Including	50.60	51.50	0.90	17.80
And	119.75	122.10	2.35	1.18
NFGC-22-627	115.85	118.45	2.60	1.13	Keats N
NFGC-22-639[2]	15.60	23.00	7.40	3.39	Keats N
Including[2]	22.15	23.00	0.85	16.00
And[2]	65.55	68.45	2.90	2.92
Including[2]	67.95	68.45	0.50	15.05
And	215.60	217.65	2.05	1.01	Keats N
NFGC-22-651	No Significant Values				Keats N
NFGC-22-652	No Significant Values				Keats N
NFGC-22-653	No Significant Values				Keats N
NFGC-22-657	25.75	31.70	5.95	2.03	Keats N
Including	25.75	26.45	0.70	10.20
And	42.95	45.65	2.70	2.27
And	54.00	56.00	2.00	1.13
And	58.00	60.00	2.00	1.43
NFGC-22-665	28.20	31.00	2.80	3.73	Keats N
Including	28.20	29.00	0.80	11.30
And[2]	46.60	52.35	5.75	18.95
Including[2]	48.25	48.85	0.60	162.50
And[2]	70.50	73.15	2.65	1.12
And[2]	75.45	77.45	2.00	1.05
NFGC-22-674	10.65	13.10	2.45	1.05	Keats N
And	74.00	76.25	2.25	1.47
NFGC-22-677	44.15	46.30	2.15	1.09	Keats N
NFGC-22-682	No Significant Values				Keats N
NFGC-22-692	No Significant Values				Keats N
NFGC-22-693	17.90	20.50	2.60	3.72	Keats N
Including	19.00	19.65	0.65	10.50
NFGC-22-697	66.35	68.80	2.45	2.43	Keats N
And	129.70	132.05	2.35	1.33
NFGC-22-700	165.90	171.15	5.25	7.63	Keats N
Including	168.95	170.55	1.60	18.82
NFGC-22-711	393.65	396.30	2.65	4.61	Keats N
Including	395.00	395.55	0.55	22.00
NFGC-22-728	249.20	251.20	2.00	116.93	Keats N
Including	250.15	250.80	0.65	358.07
NFGC-22-736	No Significant Values				Keats N
NFGC-22-748	No Significant Values				Keats N
NFGC-22-754	No Significant Values				Keats W
And	118.00	122.25	4.25	5.68	Keats N
Including	118.00	118.80	0.80	14.30
Including	121.50	122.25	0.75	11.65
NFGC-22-762	52.50	54.65	2.15	36.49	Keats N
Including	53.35	54.00	0.65	115.00
NFGC-22-767	313.90	316.00	2.10	1.34	Keats N
And	321.00	323.00	2.00	2.63
NFGC-22-786	80.50	83.00	2.50	1.76	Keats N
NFGC-22-796	40.00	42.35	2.35	3.37	Keats N
And	230.95	235.10	4.15	7.41
Including	230.95	231.45	0.50	35.90
Including	234.50	235.10	0.60	10.20
And	240.40	242.65	2.25	17.06
Including	240.40	241.40	1.00	38.10
NFGC-22-825	120.00	122.00	2.00	20.82	Keats N
Including	120.00	121.00	1.00	41.33
And	140.00	142.00	2.00	4.07
And	198.30	200.85	2.55	11.55
And Including	199.90	200.85	0.95	30.91

Table 2: Summary of composite results reported in this press release for Keats West

1Note that the host structures are interpreted to be steepling dipping and true widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. 2Previously reported interval.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-22-546	299	-49	380	658344	5428026
NFGC-22-559	300	-45	333	658233	5427628
NFGC-22-565	300	-45	99	658204	5427702
NFGC-22-577	300	-45	260	658244	5427852
NFGC-22-579	120	-45	200	657963	5427741
NFGC-22-596	300	-45	413	658184	5427656
NFGC-22-602	300	-45	335	658339	5427970
NFGC-22-612	300	-45	305	658215	5427638
NFGC-22-613	120	-45	80	658153	5428078
NFGC-22-613A	120	-45	305	658153	5428078
NFGC-22-615	300	-45	299	658322	5427980
NFGC-22-625	300	-45	353	658176	5427689
NFGC-22-627	120	-45	212	657934	5427742
NFGC-22-639	300	-45	359	658232	5427802
NFGC-22-651	300	-45	188	658237	5427828
NFGC-22-652	300	-45	222	658280	5427659
NFGC-22-653	300	-45	320	658220	5427665
NFGC-22-657	300	-45	293	658222	5427779
NFGC-22-665	300	-45	159	658226	5427762
NFGC-22-674	300	-45	131	658212	5427755
NFGC-22-677	300	-45	203	658195	5427736
NFGC-22-682	300	-45	251	658150	5427647
NFGC-22-692	300	-45	224	658170	5427635
NFGC-22-693	300	-45	152	658217	5427724
NFGC-22-697	300	-45	227	658223	5427735
NFGC-22-700	300	-45	374	658204	5427616
NFGC-22-711	300	-45	401	658220	5427607
NFGC-22-728	300	-45	260	658237	5427597
NFGC-22-736	300	-45	200	658283	5427686
NFGC-22-748	300	-45	236	658304	5427674
NFGC-22-754	120	-45	134	658092	5427940
NFGC-22-762	300	-45	245	658261	5427727
NFGC-22-767	300	-45	494	658164	5427610
NFGC-22-786	300	-45	257	658193	5427593
NFGC-22-796	300	-45	353	658218	5427580
NFGC-22-825	300	-45	443	658126	5427602

Table 3: Details of the drill hole reported in this press release

Queensway 400,000m Drill Program Update

Approximately 79% of the planned 400,000m program at Queensway has been drilled to date with ~61,442m of the core still pending assay results.

Sampling, Sub-sampling, and Laboratory

True widths of the intercepts reported in this press release have yet to be determined and further exploration is required. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and composite intervals are calculated using a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au.

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, sealed and marked with the contents.

NFG submits samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. Accreditation of the photon assay method at the MSA Val D’Or laboratory is in progress.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 5% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated December 5, 2022, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 79% complete. The Company is well funded for this program with cash and marketable securities of approximately $48 million as of December 2022.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," “interpreted,” "intends," "estimates," "projects," "aims," “suggests,” “often,” “target,” “future,” “likely,” “pending,” "potential," "goal," "objective," "prospective," “possibly,” “preliminary”, and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Collin Kettell"
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: December 5, 2022	By:	/s/ Collin Kettell,
Chief Executive Officer